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FORM 12b-25	SEC FILE NUMBER

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: March 31, 2020

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

American Bio Medica Corporation
Full Name of Registrant

N/A
Former Name if Applicable

122 Smith Road
Address of Principal Executive Office (Street and Number)

Kinderhook, New York 12106
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

As indicated in a Form 8-K filed with the Commission on May 14, 2020, American Bio Medica Corporation (the “Registrant”) relied on the order (the “SEC Order”) issued by the Securities and Exchange Commission (the “SEC”) on March 25, 2020 (Release No. 34-88465) pursuant to the SEC’s authority under Section 36 of the Securities Exchange Act of 1934 (the “Exchange Act”) granting exemptions from certain provisions of the Exchange Act and the rules thereunder related to the reporting requirements for certain public companies, subject to the satisfaction of certain conditions, to delay the filing of its Quarterly Report on Form 10-Q for the period ended March 31, 2020 (“Form 10-Q”). Using the extension afforded nder the SEC Order, the Registrant was to file its Form 10-Q by June 29, 2020.

The Registrant just filed its Form 10-K for the year ended December 31, 2020 on Friday, June 26, 2020. Given this and other delays and circumstances, including but not limited to, the Registrant’s limited management personnel, the Registrant will not be able to file its Form 10-Q by June 29, 2020 without unreasonable effort and expense.

Although management is uncertain of its ability to timely file the Form 10-Q, the Registrant will take every effort to file the Form 10-Q within the additional five (5) business days afforded under the filing of this Form 12b-25, or by July 6, 2020.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Melissa A. Waterhouse	518	758-8158
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☐	No	☑

The Registrant did not file its Annual Report on Form 10-K for the year ended December 31, 2019 until June 26, 2020.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☐	No	☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

American Bio Medica Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2020		By:	/s/ Melissa A. Waterhouse
Name: Melissa A. Waterhouse
Title: Chief Executive Officer/ Principal Financial Officer